DEWEY & LEBOEUF

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

tel (212) 259-8448
fax (212) 649-0961

**FOIA CONFIDENTIAL TREATMENT REQUEST BY
LENDER PROCESSING SERVICES, INC.**

May 9, 2008

The Secretary
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

> Re: Confidential Treatment Request Pursuant to Rule 12b-4
> under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (the "Form 10") of Lender Processing Services, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") on March 27, 2008 (File No. 1-34005). Reference is also made to a letter of comment from the Commission dated April 23, 2008 (the "Letter of Comment") with respect to the Form 10.

In response to comment No. 2 contained in the Letter of Comment, we enclose herewith supplementally, as Appendix A, on behalf of the Company a private letter ruling the Company received from the Internal Revenue Service on April 14, 2008. In response to comments No. 3, 34 and 36 contained in the Letter of Comment, we enclose herewith supplementally, as Appendix B, on behalf of the Company materials that support factual statements included in the Form 10.

Both appendices are being provided to the Commission pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and accordingly are not to be filed with or deemed to be a part of the Form 10.

The Company believes that the appendices contain highly confidential business information regarding the Company, therefore requests that the appendices be kept confidential. The Company has taken adequate precaution to maintain the confidentiality of the appendices, including carefully safeguarding and restricting access to the appendices.

NEW YORK | LONDON MULTINATIONAL PARTNERSHIP | WASHINGTON, DC
ALBANY | ALMATY | AUSTIN | BEIJING | BOSTON | BRUSSELS | CHARLOTTE | CHICAGO | DUBAI
EAST PALO ALTO | FRANKFURT | HARTFORD | HONG KONG | HOUSTON | JACKSONVILLE | JOHANNESBURG (PTY) LTD.
LOS ANGELES | MILAN | MOSCOW | PARIS MULTINATIONAL PARTNERSHIP | RIYADH AFFILIATED OFFICE | ROME | SAN FRANCISCO | WARSAW

We would submit that the Company's request is consistent with the Freedom of Information Act, 5 U.S.C. § 552, and the implementing regulations of the Commission, 17 C.F.R. §§ 200.80, *et. seq.*, and is consistent with the protection of investors. In addition, neither appendix has been filed in electronic format. We therefore request that both appendices be returned to the undersigned promptly upon completion of the Staff's review. We respectfully request that the Staff notify us promptly if it intends to deny this request so that we may submit a request for confidential treatment pursuant to Rule 83 of the Commission's Rules of Practice and Conduct, 17 C.F.R. § 201.83.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the enclosed stamped and self-addressed envelope.

If you have any questions or require additional information please do not hesitate to contact the undersigned or Robert S. Rachofsky at 212-259-8088 of our office.

Very truly yours,

Margarita Glinets

Margarita Glinets

Cc: H. Christopher Owings (without enclosure)
       Assistant Director
       Securities and Exchange Commission